Exhibit 99.3

FIRST AMENDMENT TO

STOCK PURCHASE AGREEMENT

This First Amendment to Stock Purchase Agreement (this “ Agreement”) is entered into effective as January 17, 2023 (the “Effective Date”), by and between IA Energy Corp., Wyoming corporation (the “Company”), and JJ C. Javier (the “Purchaser”) and John R. Munoz (the “Munoz”) (the “Seller”).

RECITALS

A.             Whereas, on November 14, 2022, the Company, Purchaser and Munoz entered into a Stock Purchase Agreement (the “Purchase Agreement”) under which Munoz, the beneficial and owner of record of 25,025,000 Shares of Common Stock of the Company, would sell and the Purchaser would buy said 25,025,000 shares for $300,000.

B.              Whereas, Munoz and Purchaser have agreed to amend the Purchase Agreement to reflect that the Purchaser shall purchase all 25,943,800 shares of Common Stock (the “Control Shares”) owned by Munoz for the aggregate purchase price of $300,000.

C.              Whereas, Munoz has periodically advanced funds to the Company which is reflected as Loans Payable, Related Party (the “Related Party Loan”) under Current Liabilities on the financial statements of the Company, such amounts due and owing by the Company which as of December 31, 2021 was $253,300.

D.             Whereas, pursuant to a Sublease between the Company and Munoz, the financial statements reflect as Accounts Payable, Related Party (the “Related Party Accounts Payable”) under Current Liabilities on the financial statements of the Company, such amounts due and owing by the Company which as of December 31, 2021 was $27,000.

E.              Whereas, Munoz has agreed that the full amount of any Related Party Loan and Related Party Accounts Receivable then owing as of the Closing of the transactions contemplated by the Purchase Agreement, shall be forgiven effective as of the Closing.

F.              Whereas, the Company, Purchaser and Munoz desire to amend the Purchase Agreement to as stated above

AGREEMENT

NOW, THEREFORE, in consideration of the mutual benefits to be derived from this Agreement and of the representations, warranties, conditions, agreements and promises contained herein and other good and valuable consideration, the parties agree as follows:

1.              Amendment to Section 1.1(a). Section 1.1(a) of the Purchase Agreement is hereby amended in its entirety to read as follows:

(a)            Subject to the terms and conditions of this Agreement, Sellers agree to sell all 25,943,800 shares of Common Stock (the “Control Shares”) owned by Seller to the Purchaser, and Purchaser agrees to purchase the Control Shares from Seller for the purchase price of $300,000.

2.              Forgiveness of Related Party Loan and Accounts Payable. Munoz agree that effective as of the Closing of the transactions contemplated by the Purchase Agreement all Related Party Loans and Related Party Accounts Payable by the Company to shall be deemed to have been forgiven and waived.

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3.              No Other Modifications. Except as modified herein, the terms and provisions of the Purchase Agreement shall remain in full force and effect.

4.             Manner of Execution; Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile, portable document format (.pdf), DocuSign or other electronic transmission shall be equally as effective as delivery of a manually executed counterpart of this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement effective as of the Effective Date defined above.

THE COMPANY:

IA ENERGY CORP.

Dated: 1/17/23	/s/ Thomas K. Emmitt
By: Thomas K. Emmitt
Its: President and CEO

SELLER:

Dated: 1/17/23	/s/ John R. Munoz
John R. Munoz

PURCHASER:

Dated: 1/18/23	/s/ JJ C. Javier
JJ C. Javier

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